                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


FOR THE MONTH OF                   AUGUST                   , 2003
                 -------------------------------------------    --

           PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA
--------------------------------------------------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                   JALAN JAPATI NO. 1 BANDUNG-40133 INDONESIA
--------------------------------------------------------------------------------
                     (ADDRESS OF PRINCIPAL EXECUTIVE OFFICE)

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F FORM 20-F [X] FORM 40-F [ ]

[INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934 YES [ ] NO [X]

[IF "YES" IS MARKED, INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g3-2(b):

                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                               PERUSAHAAN PERSEROAN (PERSERO)
                                               PT TELEKOMUNIKASI INDONESIA
                                               ---------------------------------
                                                          (REGISTRANT)


DATE    AUGUST 28, 2003                        BY /s/ Rochiman Sukarno
    -----------------------                       ------------------------------
                                                           (SIGNATURE)

                                                         ROCHIMAN SUKARNO
                                                  HEAD OF INVESTOR RELATION UNIT

                                  PRESS RELEASE
                                  -------------
                           No.TEL.362 /PR000/UHI/2003

              TELKOM SIGN LOAN AGREEMENT WITH THE KOREAN EXIM BANK


JAKARTA, AUGUST 28, 2003. PT Telekomunikasi Indonesia, Tbk. ("TELKOM") hereby announces that on August 27, 2003 in Seoul, South Korea, TELKOM and The Export-Import Bank of Korea ("Korean Exim Bank") signed a Loan Agreement for the amount of US$123,965,000 to finance the expenditure under the Master Procurement Partnership Agreement dated December 23, 2002 ("MPPA"), between TELKOM and Samsung Electronic's Co., Ltd ("Samsung") for the delivery of Fixed Wireless Access CDMA 2000 1x system.

This Loan Agreement is set to provide finance for either the nationwide package of Network Switching System procurement for TELKOM's Regional Divisions, excluding Regional Division III, or the Regional package of Base Station System procurement for Regional Division IV, V, VI and VII as specified in the MPPA.

This Loan Agreement is part of the requirement set under the MPPA.



WOERYANTO SOERADJI
Corporate Secretary


For further information, please contact:

INVESTOR RELATIONS UNIT
PT TELEKOMUNIKASI INDONESIA, TBK
PHONE      : 62-21-5215109
FAX        : 62-21-5220500
E-MAIL     : INVESTOR@TELKOM.CO.ID
WEBSITE    : WWW.TELKOM.CO.ID